Exhibit 99.5

UNITED STATES OF AMERICA

BEFORE THE

BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM

WASHINGTON, D.C.

In the Matter of	Docket No. 12-062-B-FB

HSBC HOLDINGS PLC London, United Kingdom	Order to Cease and Desist Issued Upon Consent Pursuant to the Federal Deposit Insurance Act, as amended

WHEREAS, HSBC Holdings plc, London, United Kingdom (“Holdings”), a registered bank holding company, is a large complex financial organization that has a number of separate business lines and legal entities in many countries around the world;

WHEREAS, Holdings conducts its operations in the United States through its indirectly wholly owned U.S. subsidiary, HSBC North America Holdings Inc., New York, New York (“HNAH”), a registered bank holding company;

WHEREAS, HNAH indirectly owns and controls HSBC Bank USA, National Association, McLean, Virginia (“HBUS”) and various other bank and nonbank subsidiaries;

WHEREAS, Holdings has a consolidated global compliance program that oversees compliance by its affiliates with applicable laws, rules, and regulations, including the affiliates’ policies, procedures, and practices relating to compliance with anti-money laundering and sanction laws and regulations;

WHEREAS, HNAH has adopted a firm-wide compliance risk management program designed to identify and manage compliance risks across the consolidated U.S. organization, including HNAH and its subsidiaries, related to compliance with all applicable laws, rules, and regulations, including the Bank Secrecy Act (the “BSA”) (31 U.S.C. § 5311 et seq.); the rules and regulations issued thereunder by the United States Department of Treasury (31 C.F.R. Chapter X); and the regulations issued by the appropriate federal supervisors of HNAH and its subsidiaries (the “BSA/AML Requirements”);

WHEREAS, on October 4, 2010, HNAH consented to the issuance of a Cease and Desist Order by the Board of Governors of the Federal Reserve System (the “Board of Governors”) designed to correct deficiencies with its firm-wide compliance risk-management program and to address compliance with applicable United States federal and state laws, rules, and regulations, including the BSA/AML Requirements;

WHEREAS, on October 6, 2010, HBUS consented to the issuance of a Cease and Desist Order by the Office of the Comptroller of the Currency designed to remedy deficiencies in HBUS’s BSA/AML compliance program;

WHEREAS, the United States Department of Justice (the “DOJ”) has been conducting an investigation into the practices of Holdings concerning the transmission of funds through HBUS, including by and through entities and individuals subject to sanctions regimes imposed under the International Emergency Economic Powers Act (“IEEPA”), 50 U.S.C. §§ 1701-06, and the Trading with the Enemy Act (“TWEA”), 50 U.S.C. §§ 5, 16, both of which are administered by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”). In order to resolve the investigation, Holdings and HBUS have agreed to enter into a Deferred Prosecution Agreement (“DPA”) with the DOJ, wherein:

A. HBUS admits that it violated the BSA by willfully failing to establish and maintain an effective AML program and willfully failing to establish due diligence for foreign correspondent accounts; and

B. Holdings admits that it violated TWEA by willfully violating or attempting to violate any regulation issued under TWEA, including regulations restricting transactions with Cuba. Holdings further admits that it violated IEEPA by willfully violating or attempting to violate any regulation issued under IEEPA, including regulations restricting transaction with Iran, Libya, Sudan, and Burma.

WHEREAS, after entry of the 2010 Cease and Desist Orders, the Board of Governors obtained information supporting allegations that:

A. Holdings lacked adequate risk management and legal review policies and procedures to ensure compliance with applicable United States law. As a result:

1. Between 2006 and 2009, Holdings’s banking subsidiary in Mexico, HSBC Mexico (“HBMX”), was able to engage in a substantial number of high-risk transactions with HBUS while maintaining an inadequate system of internal controls to manage the risk of money laundering. Holdings officials failed to communicate certain negative findings in internal audits of HBMX and concerns raised by foreign governing bodies regarding the AML practices of HBMX to HNAH and HBUS appropriate legal and compliance staff in the United States, while simultaneously maintaining firm-wide standards and policies that discouraged HBUS from conducting appropriate levels of due diligence and monitoring of the bank’s foreign correspondent accounts; and

2. From at least 2001 to 2007, Holdings’s banking subsidiaries in Europe, HSBC Bank plc (“HBEU”), and the Middle East, HSBC Bank Middle East (“HBME”), moved, or permitted to be moved, illegally several hundred million dollars through the U.S. financial system on behalf of banks located in Cuba, Iran, Libya, Sudan, and Burma, and persons listed as parties or jurisdictions sanctioned by OFAC in violation of U.S. economic sanctions in a manner that circumvented the system established by HBUS for ensuring compliance with the laws of the United States, including the regulations issued by OFAC (31 C.F.R. Chapter V) (the “OFAC Regulations”). Holdings failed to adequately review the procedures used by HBEU and HBME to determine whether these transactions were carried out in a manner consistent with U.S. law.

B. Between 2006 and 2010, HBUS failed to maintain internal controls, staffing and resources sufficient to adequately identify and mitigate the risks associated with high risk transactions conducted through the bank’s foreign correspondent accounts, especially those relating to the bank’s Mexican affiliate. In this regard, HNAH failed to ensure that HBUS had an adequate process to identify high risk customers and countries that may be potentially associated with money-laundering or terrorist financing.

WHEREAS, to address the deficiencies described above, Holdings must implement improvements in its oversight and compliance program with respect to the BSA/AML Requirements and OFAC Regulations for activities involving HNAH and its subsidiaries, including transactions with non-U.S. affiliates of HNAH that impact HNAH’s ability to comply with applicable BSA/AML Requirements and OFAC Regulations;

WHEREAS, the Board of Governors and Holdings have the common goal to ensure that Holdings and HNAH comply with United States laws, rules, and regulations that apply to the activities of the HNAH organization and that Holdings fosters a strong commitment towards compliance;

WHEREAS, the Board of Governors is issuing this consent Order to Cease and Desist against Holdings (the “Order”);

WHEREAS, the United Kingdom’s Financial Services Authority (“FSA”) has agreed to assist the Board of Governors as set out in paragraphs 2(b), 2(c), 3 and 5(a) of this Order as permitted by the FSA’s functions under the Financial Services and Markets Act 2000; and

WHEREAS, on December 10, 2012, the Board of Directors of Holdings adopted a resolution authorizing and directing Marc M. Moses, Group Chief Risk Officer of Holdings to enter into this Order on behalf of Holdings, consenting to compliance by Holdings and its institution-affiliated parties, as defined in sections 3(u) and 8(b)(4) of the Federal Deposit Insurance Act, as amended (12 U.S.C. §§ 1813(u) and 1818(b)(4)), with each and every provision of this Order, and waiving any and all rights that Holdings may have pursuant to 12 U.S.C. § 1818, 12 C.F.R. Part 263, or otherwise to: (i) the issuance of a Notice of Charges and of Hearing on any matter set forth in this Order; (ii) a hearing for the purpose of taking evidence of any matters set forth in this Order; (iii) judicial review of this Order, and (iv) to challenge or contest, in any manner, the basis, issuance, validity, terms, effectiveness or enforceability of this Order or any provision hereof.

NOW, THEREFORE, before the filing of any notices, or taking of any testimony or adjudication of or finding on any issues of fact or law herein, and without this Order constituting an admission or denial by Holdings of any allegation made or implied by the Board of Governors in connection with this matter, and solely for the purpose of settling this matter without a formal proceeding being filed and without the necessity for protracted or extended hearings or testimony, it is hereby ordered, pursuant to sections 8(b)(1) and (4) of the FDI Act (12 U.S.C. §§1818(b)(1) and 1818(b)(4)), that:

U.S. Law Compliance Program

1. Within 120 days of this Order, Holdings shall submit to the Federal Reserve Bank of Chicago (the “Reserve Bank”) an acceptable compliance program, including a timetable for implementation (the “ U.S. Law Compliance Program”), that shall, at a minimum, provide for:

BSA/AML compliance elements

(a) Measures to ensure that Holdings and its global subsidiaries appropriately identify and communicate activities or deficiencies within its operations that may impact the ability of U.S. subsidiaries to comply with BSA/AML Requirements;

(b) policies and procedures that require the escalation of significant issues related to BSA/AML Requirements to appropriate senior officers for resolution;

OFAC compliance elements

(c) during the term of this Order, an annual assessment of OFAC compliance risks arising from the global business activities and customer base of Holdings subsidiaries, including risks arising from transaction processing and trade finance activities conducted by or through Holdings’s global operations;

(d) policies and procedures to ensure compliance with OFAC Regulations by Holdings’s global business lines, including screening with respect to transaction processing and trade financing activities for the direct and indirect customers of Holdings subsidiaries;

(e) the establishment of an OFAC compliance reporting system that is widely publicized within the global organization and integrated into Holdings’s other reporting systems in which employees report known or suspected violations of OFAC Regulations, and that includes a process designed to ensure that known or suspected OFAC violations are promptly escalated to appropriate compliance personnel for appropriate resolution and reporting;

(f) procedures to ensure that the OFAC compliance elements of the U.S. Law Compliance Program are adequately staffed and funded;

(g) training for Holdings employees in OFAC-related issues appropriate to the employee’s job responsibilities that is provided on an ongoing, periodic basis; and

(h) an audit program designed to test for compliance with OFAC.

2. (a) During the term of this Order, to ensure that the OFAC compliance elements of the U.S. Law Compliance Program are functioning effectively to detect, correct, and report OFAC sanction transactions when they occur, Holdings shall conduct on an annual basis: (i) a review of OFAC compliance policies and procedures and their implementation, and (ii) an appropriate risk-focused sampling of U.S. dollar payments (the “OFAC Compliance Review”).

(b) The OFAC Compliance Review, the first of which shall commence one year after the date of this Order, shall be conducted by an independent consultant acceptable to the Reserve Bank and the FSA. No later than 30 days before the scheduled commencement of the OFAC Compliance Review, Holdings shall submit an engagement letter acceptable to the Reserve Bank and the FSA that details the independent consultant’s scope of work.

(c) Each OFAC Compliance Review shall be conducted in accordance with generally accepted auditing standards and the results of each review shall be submitted to the Reserve Bank and the FSA within 90 days of the anniversary date of this Order.

3. Within 60 days of the Reserve Bank’s approval of the U.S. Law Compliance Program required by paragraph 1, Holdings shall complete a global OFAC risk assessment with particular attention to transactions involving group affiliates. A copy of the risk assessment shall be submitted to the Reserve Bank and the FSA upon its completion.

Compliance with the Order

4. Within 30 days after the end of each calendar quarter following the date of this Order, Holdings shall submit to the Reserve Bank written progress reports detailing the form and manner of all actions taken to secure compliance with this Order and the results thereof.

Approval and Implementation of Program

5. (a) Holdings shall submit the written enhanced U.S. Law Compliance Program that is acceptable to the Reserve Bank within the time period set forth in paragraph 1 of this Order. An independent consultant acceptable to the Reserve Bank and the FSA shall be retained within the time period set forth in paragraph 2(b) of this Order. An engagement letter acceptable to the Reserve Bank and the FSA shall be submitted within the time period set forth in paragraph 2(b) of this Order.

(b) Within 10 days of approval by the Reserve Bank, Holdings shall adopt the approved U.S. Law Compliance Program. Upon adoption, Holdings shall promptly implement the approved program, and thereafter fully comply with it.

(c) During the term of this Order, the approved program and engagement letter shall not be amended or rescinded without the prior written approval of the Reserve Bank.

Communications

6. All communications regarding this Order shall be addressed to:

(a)	Mr. Joseph Abdelnour

Assistant Vice President

Federal Reserve Bank of Chicago

230 South LaSalle Street

Chicago, Illinois 60604-1413

(b)	Ms. Preeta Bansal

Global General Counsel – Litigation and Regulatory Affairs

HSBC Holdings plc

8 Canada Square

41st Floor

London, United Kingdom E145HQ

Miscellaneous

7. Notwithstanding any provision of this Order to the contrary, the Reserve Bank may, in its sole discretion, grant written extensions of time to Holdings to comply with this Order.

8. The provisions of this Order shall be binding upon Holdings and its institution-affiliated parties, in their capacities as such, and their successors and assigns.

9. Each provision of this Order shall remain effective and enforceable until stayed, modified, terminated, or suspended in writing by the Reserve Bank.

10. The provisions of this Order shall not bar, estop, or otherwise prevent the Board of Governors, the Reserve Bank, or any other federal or state agency from taking any other action affecting Holdings, HNAH, any subsidiary thereof, or any of their current or former institution-affiliated parties and their successors and assigns.

By order of the Board of Governors of the Federal Reserve System, effective this 11th day of December, 2012.

HSBC HOLDINGS PLC		BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM

By:	/s/ MARC MOSES	By:	/s/ Robert deV. Frierson
	MARC MOSES		Robert deV. Frierson
	GROUP CHIEF RISK OFFICER		Secretary of the Board